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DAVID CHO

david.cho@dechert.com +852 3518 4797 Direct +852 3518 4796 Fax

July 31, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:	OCI Resources LP
Amendment No. 1 to Registration Statement on Form S-1
Filed July 22, 2013
File No. 333-189838

Ladies and Gentlemen:

On behalf of OCI Resources LP, a Delaware limited partnership (the “Partnership”), set forth below are a supplemental response to comment 2 and responses to comments 5 and 6 contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 29, 2013, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type comments 2, 5 and 6 exactly as set forth in the comment letter. The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request. The Partnership will subsequently file Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR. We will also provide to you under separate cover courtesy copies of Amendment No. 2, as filed and marked to show the changes from Amendment No. 1 to the Registration Statement filed on July 22, 2013.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Recent developments, page 5

2.              If you elect to provide preliminary financial results for the quarter ended June 30, 2013 please present balanced disclosure of your preliminary data, not merely the data from which your quarterly revenues may be estimated.

Response:

As requested, the Partnership will revise its preliminary financial results under the heading “Summary—OCI Resources LP—Recent Developments” on page 5 of the prospectus in Amendment No. 2 to include the following disclosure:

“We expect that our cost of sales and expenses, including our selling and marketing expenses and other general and administrative expenses, will be relatively consistent compared with those for the three months ended March 31, 2013 and consistent with the forecast for the twelve months ending June 30, 2014.”

Notes to Unaudited Pro Forma Financial Statements

2. Pro Forma Adjustments and Assumptions, page F-7

5.     We note your response to prior comment 10 in our letter dated July 19, 2013.

Please provide us with additional details to address the following items:

•                  Please clarify the percentage of interest in OCI Wyoming LP (OCIWLP) that OCI Wyoming Holding Co. (OCI Holdings) has consolidated in its historical consolidated financial statements. Please also provide us with reference to the authoritative accounting literature to support your accounting.

•                  We note that the 1% limited partner interest in OCIWLP owned by OCI Wyoming Co. (OCIWCO) is recorded as noncontrolling interests in OCI Holdings’ historical consolidated financial statements. Please explain your accounting to record this 1% limited partner interests in OCIWLP as noncontrolling interests when the portion of the mining reserves apportioned to the 80% of OCIWCO held by OCI Chemical Corporation is not consolidated with OCI Holdings.

•                  We note that OCI Resources LP will own 51% of the general partner interest and 51% of the limited partner interest in OCIWLP upon the completion of this offering. Please tell us whether you have concluded

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that OCIWLP will become a substantially wholly owned subsidiary upon the completion of the restructuring and offering transactions. Please also tell us whether your conclusion is consistent with the requirements under FASB ASC 805-50-S99-2.

Response:

Prior to the restructuring transactions, OCI Holdings consolidated its 50.49% controlling interest in OCIWLP in its historical consolidated financial statements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810-10-18-8 which states that the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule, ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation.  Given the partnership structure of OCIWLP, OCI Holdings also followed the guidance of ASC 810-20-25-1 through 25-21 (Consolidation — Control of Partnerships and Similar Entities). This guidance indicates that the general partners should be presumed to control a partnership unless the rights of the limited partners can overcome the presumption.  Since OCI Holdings is the general partner with greater than 50% ownership, and none of the conditions in ASC 810-20-25-5 is present to indicate the rights of the limited partners overcome the presumption of general partner control, the Partnership has concluded OCI Holdings is the general partner that is required to consolidate OCIWLP.  OCIWCO’s limited partner interest of 1% and NRP’s general partner interest of 48.51% are accounted for as noncontrolling interests in OCIWLP.

In February 1996, OCI Chemical acquired a 100% interest in OCI Holdings and an 80% common ownership interest in OCIWCO.  The remaining 20% common ownership interest in OCIWCO and 100% of the preferred interest in OCIWCO were owned by a third party unaffiliated with OCI Chemical.  At the time of the 1996 acquisition, OCI Holdings owned the 50.49% general partner interest in OCIWLP described above, and OCIWCO owned the 1% limited partner interest in OCIWLP.  At the acquisition date, OCI Chemical determined the fair value of each of the businesses acquired, and the excess of the purchase price paid over the fair value of the net assets acquired

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was allocated to the mining reserve of the underlying business, OCIWLP.  This mining reserve, in turn, was apportioned between OCI Holdings and OCIWCO based on the relative fair value of each ownership interest acquired.  Both OCI Holdings and OCIWCO are substantially wholly owned by OCI Chemical; however, these entities have not been combined on a historical basis, and the respective portion of the mining reserve allocated to each business at the date of acquisition has accordingly been recorded separately for those entities.  In considering the appropriate presentation of financial information in the Registrant Statement, the Partnership concluded, and by letter dated April 30, 2013, the Staff did not object to the Partnership’s conclusion, that the appropriate financial statement presentation in the Registration Statement should reflect OCI Holdings as Predecessor to the Partnership.  Therefore, the Predecessor’s financial statements appropriately reflect only the portion of the mining reserve allocated to OCI Holdings at the acquisition date.

As a result of the restructuring of the 1% limited partnership interest owned by OCIWCO on July 18, 2013, OCI Holdings, as the Predecessor to the Partnership, owns the additional interest in OCIWCO owned by OCI Chemical.  Consequently, the recording of the additional mining reserve asset in the Partnership’s pro forma financial statements merely reflects the transfer of OCI Chemical’s basis in those assets in accordance with the guidance in ASC 805-50-15-6.  In accordance with the guidance in ASC 805-50-45-5, financial statements of the Partnership issued in subsequent periods will be retrospectively adjusted to reflect the recording of the additional mining reserve in all prior periods presented.  The guidance in ASC 805-50-S99-2 does not apply to this common control transaction.  Further pushdown of OCI Holdings’ and OCIWCO’s basis in OCIWLP is not permitted to OCIWLP under ASC 805-50-S99-2 since neither OCI Holdings nor OCIWCO, individually or collectively, own more than 80% of OCIWLP.

As noted by the Staff, the Partnership owns 51% of the general partnership interest following the completion of the restructuring transactions and, following the completion of the offering, will own 51% of the limited partner interest in OCIWLP.  Consequently, the Partnership has concluded that OCIWLP will not become a substantially wholly owned subsidiary of the Partnership upon completion of the restructuring transactions and the offering under the requirements of ASC 805-50-S99-2.  Therefore, consistent with such guidance, the conclusions in the preceding paragraph prohibiting further pushdown of the partnership’s basis to OCIWLP will continue to apply.

6.              Please provide us with your computation of the pro forma adjustments under the footnoted.

Response:

As requested, the Partnership has provided the computations of the pro forma adjustments in Note 2 on pages F-7 and F-8 of the prospectus on Exhibit A hereto.

* * * * * * * * * *

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If you have any questions, please feel free to contact the undersigned by telephone at 011.852.3518.4797 (or by facsimile at 011.852.3518.4796) or Thomas Friedmann at 202.261.3313 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ David Cho
David Cho

cc:	Joshua Davidson, Baker Botts L.L.P.
Hillary H. Holmes, Baker Botts L.L.P.
Thomas Friedmann, Dechert LLP
Suying Li
Angela Halac
Ken Schuler
Ruairi Regan
David Link

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Exhibit A

Exhibit A

Restructuring and Formation Pro Forma Adjustments:

	Dr	Cr	Notes

(a) Elimination of Predecessor’s equity and issuance of partnership units:
Common stock	1
Additional paid-in capital	73,356
Retained earnings	21,045
Common and subordinated units - OCI Wyoming Holding Co.		92,514	98% of Predecessor equity
General partner interest - OCI Resource Partners LLC		1,888	2% of Predecessor equity
	94,402	94,402
Converting Predecessor’s equity to partner interests

	Dr	Cr	Notes
(b) Reflects new asset basis related to OCIWCO restructuring and contribution to OCI Resources:
Property, plant and equipment	39,671		NBV of mining reserve apportioned to OCIWCO
Common and subordinated units - OCI Wyoming Holding Co.		38,878	98% of new asset basis
General partner interest - OCI Resource Partners LLC		793	2% of new asset basis
	39,671	39,671

Basis related to the acquisition by OCI Chemical of its direct interest in OCI Holdings and OCIWCO is apportioned between OCI Holdings and OCIWCO, in relation to the purchase price for each and the fair value of each. The basis push down related to OCI Holdings interest is recorded in our Predecessor historical results.  The basis push down related to OCIWCO’s interest is recognized in the transaction above as a result of the restructuring.

The income statement pro forma reflects the additional amortization related to OCIWCO’s new asset basis.

	Dr	Cr	Notes
(c) Elimination of deferred and income taxes
Deferred income taxes	35,892		Whole amount
Common and subordinated units - OCI Wyoming Holding Co.		35,174	98% of deferred income tax
General partner interest - OCI Resource Partners LLC		718	2% of deferred income tax
	35,892	35,892

Reversal of deferred and income taxes not related to MLP

Income statement reflects the reversal of defered and current income taxes

	Dr	Cr	Notes
(d) Contribution of 51% of OCIWCO’s 1% to OCI Resources
Noncontrolling interest		773	Fifty one percent of the capital account deficit of OCIWCO (after receipt of $11.5 million special distribution), allocated to OCI Resources on restructuring
Common and subordinated units - OCI Wyoming Holding Co.	758		98% of allocated to GP
General partner interest - OCI Resource Partners LLC	15		2% of allocated to LP
	773	773

Pro forma represents 51% of OCIWCO’s interest in OCIWLP.  OCIWCO held a deficit interest after the $11.5 million special dividend.

Income statement reflects OCI Resources portion of OCIWCO’s interest in OCIWLP’s net income previously presented in noncontrolling interest, and after considering pro forma interest from OCIWLP credit facility.

OCIWLP Credit Facility and Related Use of Proceeds Pro Forma Adjustments:

	Dr	Cr	Notes
(e) Drawdown on revolver
Cash	135,000
Long-term debt		135,000
	135,000	135,000

(f) Repayment of existing debt
Current portion of long term debt	4,000
Long-term debt	27,000
Cash		31,000
	31,000	31,000

(g) Payment of $11.5 million special distribution
Noncontrolling interest	11,500		100% to OCIWCO
Cash		11,500
	11,500	11,500

(h) Payment of $91.5 million special distribution
Common and subordinated units - OCI Wyoming Holding Co.	46,665		51% to OCI Resources
Noncontrolling interest	44,835		49% to NRP
Cash		91,500
	91,500	91,500

(i) Debt issuance costs
Other assets	1,329		Capitalization of debt issuance costs
Cash		1,329
	1,329	1,329

(j) Interest on borrowing
Interest expense	3,305	Interest on $135 million new debt and amortization of capitalized debt issuance costs

Offering Pro Forma Adjustment

(k) Cash	88,111
Common unitholders public		88,110	$100 million net of listing costs
Common and subordinated units - OCI Wyoming Holding Co.		1	OCI Wyoming Holdings original contribution
	88,111	88,111

(l) Cash distribution to OCI Wyoming Holdings
Common and subordinated units - OCI Wyoming Holding Co.	88,111
Cash		88,111
	88,111	88,111